UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SunPower Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652109

(CUSIP Number)

August 18, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 867652109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cypress Semiconductor Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:

  5.    Sole Voting Power

42,033,287(1) shares of Class B Common Stock, par value $0.001 per share, of SunPower Corporation (“Class B Common Stock”), which are convertible into 42,033,287 shares of Class A Common Stock, par value $0.001 per share, of SunPower Corporation (“Class A Common Stock”)

6. Shared Voting Power 0
7. Sole Dispositive Power 42,033,287(1) shares of Class B Common Stock, which are convertible into 42,033,287 shares of Class A Common Stock
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,033,287(1) shares of Class B Common Stock, which are convertible into 42,033,287 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares.	☐
11.	Percent of Class Represented by Amount in Row (9): 52.3%(1)(2)
12.	Type of Reporting Person: CO

(1)

Shares and percent reflect ownership interest as of August 19, 2008. On August 18, 2008, Cypress sold 2,500,000 shares of Class A Common Stock. Immediately prior to the sale, Cypress owned 44,533,287 shares of Class B common stock (which automatically converts to Class A common stock upon a sale), representing an ownership interest of approximately 55.4%.

(2)

The percentage ownership reported in this Schedule 13G is based on 85,075,954 aggregate shares of Class A and Class B (convertible into Class A Common Stock) Common Stock issued and outstanding as of August 1, 2008, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2008, filed with the Securities and Exchange Commission on August 8, 2008. Issued and outstanding shares as of August 1, 2008, included approximately 2.9 million shares of Class A Common Stock lent by SunPower to an affiliate of Lehman Brothers, Inc. in February 2007 and approximately 1.8 million shares of Class A Common Stock lent by SunPower to an affiliate of Credit Suisse Securities (USA) LLC in July 2007. For the purpose of determining the minority interest ownership in SunPower and impact for the financial statements, Cypress excludes these 4.7 million loaned shares from SunPower’s outstanding shares.

Item 1.

(a) Name of Issuer: SunPower Corporation (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices: 3939 North First Street, San Jose, CA 95134

Item 2.

(a) Name of Person Filing: Cypress Semiconductor Corporation (“Cypress”)

(b) Address of Principal Business Office or, if none, Residence: 198 Champion Court, San Jose, CA 95134

(c) Citizenship: Delaware

(d) Title of Class of Securities: Class A Common Stock, par value $0.001 per share

(e) CUSIP Number: 867652109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 42,033,287(1) shares of Class B Common Stock, which are convertible into 42,033,287 shares of Class A Common Stock.

Cypress, its successors in interest and its subsidiaries may convert shares of Class B Common Stock held by them into shares of Class A Common Stock at any time, and shares of Class B Common Stock will automatically convert into shares of Class A common Stock if, under certain circumstances, (i) such shares of Class B Common Stock are transferred to a person other than Cypress, a successor in interest to Cypress or one of Cypress’ subsidiaries or (ii) Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of the Issuer’s common stock then outstanding.

(b)	Percent of class: 52.3%(1)(2).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 4(a).

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: See Item 4(a).

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2008	CYPRESS SEMICONDUCTOR CORPORATION

/s/ Brad W. Buss
	By:	Brad W. Buss
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer